* KW 4/13/15

15026016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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SEC FILE NUMBER
8 -52663

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 AND ENDING DECEMBER 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

IVP CAPITAL LLC. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

337 Noyak Path

Water Mill	NY	11976
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OLIVER EBERSTADT, CEO 212-308-0940
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OD 4/13/15

OATH OR AFFIRMATION

I, *OLIVER EBERSTADT*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *IVP CAPITAL LLC as of December 31, 2014*, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CEO
Title

ALBERT C. YUEN
Notary Public, State of New York
No. 01YU6298385
Qualified in New York County
Commission Expires March 10, 2018

22 FEB 2015

X ______________________
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
IVP Capital LLC
337 Noyak Path
Water Mill, NY 11976

We have audited the accompanying statement of financial condition of IVP Capital LLC (the Company) as of **December 31, 2014** and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year ended **Dec 31, 2014**. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IVP Capital LLC. as of **December 31, 2014** and the results of its operations and its cash flows for the year ended **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the IVP Capital LLC's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 12, 2015

IVP CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 35,157
Accounts receivable	238,435
Other assets	13,225
Total assets	$286,817
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 25,466
Total liabilities	25,466
Capital (Note 3)	261,351
Total liabilities and capital	$286,817